

April 4, 2022

Erica McLaughlin
Senior Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, Massachusetts 02210

>  **Re: CABOT CORP**
>  **Form 10-K for the Fiscal Year Ended September 30, 2021**
>  **Response Letter dated March 18, 2022**
>  **File No. 001-05667**

Dear Ms. McLaughlin:

We have reviewed your March 18, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2022 letter.

Response dated March 18, 2022

Item 1A. Risk Factors, page 14

1.  We note your response to our prior comments number 2 and 4. We do not see disclosure regarding the risks involving enforcement of laws or the risk that rules and regulations can change quickly with little notice. Please revise your risk factors section to specifically state, with respect to China and other jurisdictions as appropriate, the risks arising from the legal system(s), including risks and uncertainties regarding the enforcement of laws, and that rules and regulations can change quickly with little advance notice. Your disclosure should make clear and specifically state whether these risks could result in a material change in your operations and/or the value of your securities.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences